

Fares Ksebati · 2nd
CEO at MySwimPro | Forbes 30 Under 30 | Founder of #WorldSwimDay | Author
Talks about #swim, #startups, #swimming, #myswimpro, and #entrepreneurship
Detroit Metropolitan Area · **Contact info**
7,258 followers · 500+ connections

MySwimPro

Wayne State University

Experience

Co-Founder & CEO
MySwimPro
2015 – Present · 6 yrs

MySwimPro is a technology and media company that creates mobile and wearable apps that coach swimmers and triathletes. MySwimPro has over one million community members and was named the Best App of the Year by Apple, featured in Sports Illustrated and numerous other global publications.

Swim Coach
Detroit Athletic Club
2014 – Present · 7 yrs

The DAC is the # athletic club in North America which offers first-class athletic programming and business networking. I design engaging practice sessions 3x/week that stimulate swimmers mentally and physically. As an instructor I empower swimmers to achieve their personal fitness goals.

Marketing Manager
Spirit Shop Inc
2014 – 2015 · 1 yr

Spirit Shop is the leading eCommerce platform of officially licensed K-12 apparel in the United States. First team member hired after Seed round developing brand strategy, social media, promotions, blogging, and email marketing. Assist in monitoring and optimizing search engine marketing (SEM) campaigns in Google AdWords (PPC), Bing Ads, and retargeting. ...see more

Fellow
Challenge Detroit
2013 – 2014 · 1 yr
Detroit, MI

Develop engaging online content and strategy for Challenge Detroit's website and social media accounts (YouTube, Facebook, Twitter, LinkedIn, Instagram, Website Blog). Also serving as Social Media Manager and leading all-around marketing efforts. Produced digital media assets at cultural events and team challenges through blogging, video and   ...see more

We Are Challenge Detroit

Challenge Detroit: Alumni Perspective

Marketing Associate
SwimSpray, LLC
May 2013 – Aug 2013 · 4 mos

SwimSpray eliminates chlorine from your hair and skin after swimming. Founded in 2010, the start-up's product allows swimmers to enjoy the water without worrying about the side-effects of pool chemicals. Developed two point of sale product displays that were the first of their kind in the company's history. These displays are now featured at retailers an ...see more

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Education

Wayne State University
Mike Ilitch School of Business, Marketing Major, Economics Minor, 3.8/4.0
2009 – 2013
Activities and Societies: Varsity Swimming, National Society of Collegiate Scholars, Golden Key International Honour Society

Media (4)   ‹ Previous   Next ›

Master of Ceremonies at the Mike Ilitch School of Business

Signature Emerging Leader Award Winner

Columbia University in the City of New York
Google CMO Academy, Executive Education Certificate
2017 – 2017

Google/Columbia Business School program: "CMO Academy" invited executives from the U.S., Canada, and Mexico representing a diverse range of industries with professor David Rogers.

Media (1)

Google CMO Academy New York City

Grosse Pointe South High School
2005 – 2009
Activities and Societies: Varsity Swimming

Licenses & certifications

Certified Triathlon Coach
USA Triathlon
Issued 2019 · No Expiration Date

Body Language for Leaders
LinkedIn
Issued May 2017 · No Expiration Date

Growth Hacking Fundamentals
LinkedIn
Issued Jan 2017 · No Expiration Date

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Volunteer experience



Marketing Consultant
Fine Art For Kids
2008 – Present · 13 yrs
Arts and Culture

Fine Art For Kids provides the opportunity for children age 6-14 to excel and boost their self-confidence through the medium of art in a fun and exciting environment. They learn how to channel their imagination through the creation of a multitude of projects.



Photographer
Grosse Pointe Art Center
2005 – 2009 · 4 yrs
Arts and Culture

The Grosse Pointe Artists Association is a not-for-profit organization that provides a diverse offering of art classes, exhibitions to celebrate local artists and inspire new talent, and programming to engage and educate the general public.



Board Committee Member
Detroit SWIMS
2015 – Present · 6 yrs
Children

Our goal is to teach 1,500 children to swim each year that would not otherwise have the opportunity due to finances, pool access, or transportation. We partner with schools and community pools in the City of Detroit and surrounding areas to ensure that every child can be confident in and around the water.